The following investment strategy is effective for Fidelity Municipal Cash Central Fund and Fidelity Tax-Free Cash Central Fund:

The supply of and demand for municipal money market securities can vary from time to time. When FMR believes that suitable municipal money market securities are not available, or during other unusual market conditions, FMR may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax.